[McDermott Will & Emery LLP Letterhead]
January 20, 2006
VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention:	Daniel F. Duchovny Attorney — Advisor

Re:	CPI Corp.
Schedule TO-I filed December 30, 2005
SEC File No. 005-33916
Dear Mr. Duchovny:
On December 30, 2005, CPI Corp. (the “Company”) filed a Schedule TO-I with the Securities and Exchange Commission (the “Commission”), and on January 10, 2006, the staff of the Commission (the “Staff”) responded to the filing with its comments in a letter (the “Letter”). The purpose of this response letter is to address, on behalf of the Company, the Staff’s comments related to the Schedule TO in its Letter. For your convenience, each of the Staff’s comments with respect to Schedule TO has been reproduced, followed by the Company’s response to such comment.
Comment No. 1
Exhibits
1.	We note in the press releases dated December 21 and 30, 2005 you refer to the definition of forward-looking statement included in the Private Securities Litigation Reform Act of 1995. Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Daniel F. Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
January 20, 2006

RESPONSE: In accordance with this comment, the Company will refrain from referring to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in the Company’s future communications in connection with the tender offer.
Comment No. 2
2.	We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 13e-4(c)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that you will avoid using this statement in all future communications.
RESPONSE: The Company hereby confirms that it will avoid stating that it does not undertake any obligation to update any forward-looking statements in all future communications with respect to the tender offer.
Comment No. 3
3.	Because the offer expires at 5:00 p.m. instead of midnight on what is the twentieth business day following commencement, it appears that the offer is open for less than the full twenty business days. Please make the necessary revisions in the offer document, letter of transmittal and related documents to comply with Rule 13e4-(f)(1)(i). See Question and Answer 8 in Exchange Act Release No. 16623 (March 5, 1980).
RESPONSE: The Company revised in Amendment No. 1 all references to the expiration time to reflect a new expiration time of 12:00 midnight, New York City time, on January 30, 2006 in the offer document, the letter of transmittal and related documents. Please see numbered paragraphs 1 through 13 of Amendment No. 1.
Comment No. 4
4.	Please update the information with regard to the stock repurchase plan to a date more recent than February 2005.
RESPONSE: The Company has amended the Schedule TO to update information with regard to the stock repurchase plan to November 12, 2005. Please see numbered paragraph 14 of Amendment No. 1.

Daniel F. Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
January 20, 2006

Comment No. 5
5.	We note that if you are unable to obtain the funds necessary to complete the tender offer through the amended credit facility, you may use funds from the Rabbi Trust and that the shares transferred to the trust would remain outstanding. Explain how the purpose of the tender offer would be affected if that were to occur. Also, describe who would have beneficial ownership of the shares transferred to the Rabbi Trust and how that may affect control of the company.
RESPONSE: The Company has described the beneficial ownership of the shares transferred to the Rabbi Trust and how such a transfer may affect a change of control of the Company. Please see numbered paragraph 15 of Amendment No. 1.
The Company does not believe that the purpose of the tender offer would be affected if funds are used from the Rabbi Trust are used to complete the tender offer, except that the shares transferred to the Rabbi Trust will remain outstanding and may be resold by the Rabbi Trust.
Comment No. 6
6.	Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.
RESPONSE: The Company supplementally confirms to the Staff its understanding that it may not rely on the above-referenced language to simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.
Comment No. 7
7.       Please provide the information required by Item 1007(d) of Regulation M-A.
RESPONSE: We have revised the Offer to Purchase in response to the Staff’s comment. Please see numbered paragraph 16 of Amendment No. 1.

Daniel F. Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
January 20, 2006

Comment No. 8
8.	We note you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and have provided the summary information required by Item 1010(c). Please provide the ratio of earnings to fixed charges required by Item 1010(c)(4).
RESPONSE: The Offer to Purchase has been revised to include the ratio of earnings to fixed charges. Please see numbered paragraph 18 of Amendment No. 1.
Comment No. 9
9.	We note that you attempt to incorporate by reference into the offering document all filings made while your offer is pending. However, Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO.
RESPONSE: In response to the Staff’s comment, we have revised the Offer to Purchase to remove the above-referenced language. Please see numbered paragraph 19 of Amendment No. 1.
Comment No. 10
10.	With respect to your disclosure in the last paragraph of this section please tell us why you need to qualify your disclosure “to the best of [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.
RESPONSE: In response to the Staff’s comment, we have revised the Offer to Purchase to state that based on CPI’s records and information provided to CPI by its directors, executive officers, associates and subsidiaries, neither CPI, nor any directors or executive officers of CPI or any associates or subsidiaries of CPI, has effected any transactions in shares during the 60 day-period prior to the date of the offer to purchase. Please see numbered paragraph 17 of Amendment No. 1.

Daniel F. Duchovny
Office of Mergers and Acquisitions
Securities and Exchange Commission
January 20, 2006

     In addition, included as Attachment A to this letter is a written statement from the Company acknowledging that (i) the Company is responsible for the accuracy and adequacy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any question regarding the foregoing, please call the undersigned at (312) 984-3624.
   Very truly yours,
   /s/ Heidi J. Steele
Heidi J. Steele

[CPI Letterhead]
ATTACHMENT A
     CPI Corp., a Delaware corporation (the “Company”) hereby acknowledges, through its Executive Vice President, Finance and Chief Financial Officer and Treasurer that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the Company, through the undersigned, has signed this certificate on this 20th day of January, 2006.

CPI CORP.

By:	/s/ Gary W. Douglass

Name: Its:	Gary W. Douglass Executive Vice President, Finance and Chief
Financial Officer and Treasurer